UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KADEM SUSTAINABLE IMPACT CORPORATION

(Name of Issuer)

Units, each consisting of one share of Class A common stock and one-half of one warrant

(Title of Class of Securities)

48284E204

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48284E204

1	NAME OF REPORTING PERSON Moab Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 564,570
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 564,570
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,570
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 48284E204

1	NAME OF REPORTING PERSON Moab Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 564,570
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 564,570
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,570
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 48284E204

1	NAME OF REPORTING PERSON Michael M. Rothenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 564,570
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 564,570
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,570
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Item 1.

(a)	Name of Issuer

Kadem Sustainable Impact Corporation

(b)	Address of Issuer’s Principal Executive Offices

30 Broad Street, 14th Floor

New York, New York 10004

Item 2.

(a)	Names of Persons Filing

Moab Capital Partners, LLC

Moab Partners, L.P.

Michael M. Rothenberg

(b)	Address of Principal Business office or, if None, Residence

For each Reporting Person:

16 Spinnaker Way

Southampton, NY 11968

(c)	Citizenship

Moab Capital Partners, LLC is a Delaware limited liability company.

Moab Partners, L.P. is a Delaware limited partnership.

Mr. Rothenberg is a United States citizen.

(d)	Title of Class of Securities

Units, each consisting of one share of Class A common stock and one-half of one warrant

(e)	CUSIP Number

48284E204

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned:

Moab Capital Partners, LLC – 564,570 *

Moab Partners, L.P. – 564,570 *

Mr. Rothenberg – 564,570 *

(b)	Percent of class:

Moab Capital Partners, LLC – 3.2%**

Moab Partners, L.P. – 3.2%**

Mr. Rothenberg – 3.2%**

(c)	Number of shares as to which Moab Capital Partners, LLC has:

(i)	Sole power to vote or to direct the vote:

564,570 *

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

564,570 *

(iv)	Shared power to dispose or to direct the disposition of:

0

Number of shares as to which Moab Partners, L.P. has:

(i)	Sole power to vote or to direct the vote:

564,570 *

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

564,570 *

(iv)	Shared power to dispose or to direct the disposition of:

0

Number of shares as to which Mr. Rothenberg has:

(i)	Sole power to vote or to direct the vote:

564,570 *

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

564,570 *

(iv)	Shared power to dispose or to direct the disposition of:

0

*

Moab Capital Partners, LLC’s and Mr. Rothenberg’s beneficial ownership of the Issuer’s Common Stock is comprised of 564,570 shares of Common Stock held directly by Moab Partners, L.P. The reported securities may be deemed beneficially owned by Moab Capital Partners, LLC as investment manager of Moab Partners, L.P. The reported securities may also be deemed beneficially owned by Mr. Rothenberg as an owner and Managing Director of Moab Capital Partners, LLC.

**

Percentage based on 17,500,000 shares of Class A Common Stock outstanding as of November 19, 2021, as reported by the Issuer in the Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 19, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Name: Michael M. Rothenberg Title: Managing Director

Moab Partners, L.P. By Moab GP, LLC, its General Partner By Moab Capital Partners, LLC, its Managing Member

By:	/s/ Michael M. Rothenberg
Name: Michael M. Rothenberg Title: Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg